FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of July 2011
No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On July 25, 2011, the registrant announces participation and CEO presentation at the Oppenheimer 14th Annual Technology Conference in Boston.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: July 25, 2011	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

TowerJazz to Present at the Oppenheimer 14th Annual Technology
Conference in Boston

MIGDAL HAEMEK, Israel – July 25, 2011 – TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that its Chief Executive Officer, Mr. Russell Ellwanger, will present at the Oppenheimer 14th Annual Technology Conference.

The Oppenheimer 14th Annual Technology Conference is taking place at the Four Seasons Hotel in Boston, MA. Mr. Ellwanger is scheduled to present at 9:05am Eastern Time on Tuesday, August 9, 2011.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. Ellwanger, CEO, later that day. Interested investors should contact the conference organizers at Oppenheimer or the Investor Relations team at TowerJazz at towerjazz@ccgisrael.com.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Contact:
Tower Semiconductor	CCG Investor Relations
Noit Levi, +972 4 604 7066	Kenny Green, (646) 201 9246
Noit.levi@towerjazz.com	towerjazz@ccgisrael.com